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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIE. ,ION

SEC FILE NUMBER
8- 66392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Next Generation Equity Research, LLC*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1 East Wacker Drive, Suite 1330
                                 (No. and Street)

Chicago   IL   60601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Tim Fierce__   __(866) 622-7304__
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Waters & Company
                      (Name – *if individual, state last, first, middle name*)

123 N. Wacker Drive, Suite 1550   Chicago   IL   60606
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Tim Fierce__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Next Generation Equity Research, LLC.__ , as of __December 31__ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Partner

Title

Notary Public

OFFICIAL SEAL
JAMES F MURPHY
NOTARY PUBLIC ATE OF ILLINOIS
MY COMMISSION EXPIRES:02/01/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT GENERATION EQUITY RESEARCH, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005 AND
INITIAL PERIOD BEGINNING JANUARY 6, 2004
THROUGH DECEMBER 31, 2004

NEXT GENERATION EQUITY RESEARCH, LLC

C O N T E N T S

INDEPENDENT AUDITORS' REPORT

To the Members of Next Generation Equity Research, LLC

We have audited the accompanying statement of financial condition of Next Generation Equity Research, LLC as of December 31, 2005 and 2004, and the related statements of income (loss), changes in members' capital and cash flows for the year ended December 31, 2005 and the initial period beginning January 6, 2004 through December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Next Generation Equity Research, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and the initial period beginning January 6, 2004 through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 17, 2006



JOHN R. WATERS & COMPANY

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

123 N. Wacker Drive, Suite 1550   825 Green Bay Road, Suite 100
Chicago, IL 60606   Wilmette, IL 60091
Phone 312 554 3400 Fax 312 554 3401   Phone 847 251 2010 Fax 847 251 2097
                        www.jrwaters.com

Exhibit I

NEXT GENERATION EQUITY RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004
CURRENT ASSETS:		
Cash	$ 4,542	$ 26,864
Receivables from broker-dealers and clearing organizations	295,369	232,555
TOTAL CURRENT ASSETS	299,911	259,419
PROPERTY AND EQUIPMENT - NET	32,676	20,691
OTHER ASSETS	13,947	15,883
TOTAL ASSETS	$346,534	$295,993
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES:		
Accounts payable	$ 34,377	$ 30,789
Deferred lease obligation	5,396	-
Other payable	-	1,288
Holding company payable	80,000	-
TOTAL CURRENT LIABILITIES	119,773	32,077
MEMBERS' CAPITAL	226,761	263,916
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$346,534	$295,993

The accompanying notes are an integral part of this statement.

Exhibit II

NEXT GENERATION EQUITY RESEARCH, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2005 AND
THE INITIAL PERIOD BEGINNING JANUARY 6, 2004
THROUGH DECEMBER 31, 2004

	2005	2004
REVENUE:		
Commission income	$1,704,338	$ 660,971
Other income	30,603	3,075
TOTAL REVENUE	1,734,941	664,046
EXPENSES:		
Salaries - Members	251,940	–
Salaries	895,873	478,728
Payroll taxes	92,982	42,058
Employee benefits	62,691	49,288
Clearing costs	153,892	96,769
Travel	198,244	91,749
Professional fees	66,565	56,673
Rent	81,121	44,666
Quotations and research	107,783	43,671
Meals and entertainment	70,519	30,548
Office supplies	65,641	25,099
Telecommunications	23,220	20,261
Licenses and registration	19,557	19,313
Depreciation and amortization	8,068	3,094
Charitable contributions	3,500	2,580
TOTAL EXPENSES	2,101,596	1,004,497
NET INCOME (LOSS)	$ (366,655)	$ (340,451)

The accompanying notes are an integral part of this statement.

Exhibit III

NEXT GENERATION EQUITY RESEARCH, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005 AND
THE INITIAL PERIOD BEGINNING JANUARY 6, 2004
THROUGH DECEMBER 31, 2004

INITIAL CAPITAL CONTRIBUTION	$ 300,000
Additional capital contributions	304,367
Net income (loss)	(340,451)
BALANCE, DECEMBER 31, 2004	263,916
Additional capital contributions	330,000
Capital distributions	(500)
Net income (loss)	(366,655)
BALANCE, DECEMBER 31, 2005	$ 226,761

The accompanying notes are an integral part of this statement.

Exhibit IV

NEXT GENERATION EQUITY RESEARCH, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND
THE INITIAL PERIOD BEGINNING JANUARY 6, 2004
THROUGH DECEMBER 31, 2004

	2005	2004
OPERATING ACTIVITIES:		
Net income (loss)	$(366,655)	$(340,451)
Items which did not affect cash:		
Depreciation and amortization	8,068	3,094
Changes in:		
Receivables from broker-dealers and clearing organizations	(62,814)	(232,555)
Other assets	1,936	(15,883)
Accounts payable	3,588	30,789
Deferred lease obligation	5,396	-
Other payable	(1,288)	1,288
Holding company payable	80,000	-
NET CASH FLOW FROM OPERATIONS	(331,769)	(553,718)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(20,053)	(23,785)
NET CASH FLOW FROM INVESTING ACTIVITIES	(20,053)	(23,785)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from line-of-credit	-	150,000
Payments of line-of-credit	-	(150,000)
Capital distribution - Membership interests	(500)	-
Capital contributions - Membership interests	330,000	604,367
NET CASH FLOW FROM FINANCING ACTIVITIES	329,500	604,367
NET CASH FLOW	(22,322)	26,864
CASH, BEGINNING OF PERIOD	26,864	-
CASH, END OF PERIOD	$ 4,542	$ 26,864
SUPPLEMENTARY INFORMATION:		
Interest paid	$ 385	$ 1,168

The accompanying notes are an integral part of this statement.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - Next Generation Equity Research, LLC (the "Company"), formed under a certain Operating Agreement dated February 1, 2004, is a fully disclosed broker-dealer and member of the National Association of Securities Dealers. The Company is in the business of providing research on securities to institutional investors. The Company is wholly-owned by Next Generation Holdings LLC (parent).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes net revenues when the earnings process is complete, as evidenced by an agreement with the broker. Recognition occurs at the time the investment transaction closes.

Property and Equipment - Property and equipment is stated at cost and depreciated over its useful life on the straight-line method over a five year period.

NOTE 2 - LEASE COMMITMENTS:

On December 15, 2004, the Company entered into a twenty-eight month lease agreement for office space in Chicago, Illinois commencing on January 1, 2005. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. Total lease payments aggregated $49,490 and $44,666 in 2005 and 2004, respectively.

The future base minimum lease payments on the operating lease are as follows:

2006	$62,000
2007	21,000
Total	$83,000

NOTE 3 - HOLDING COMPANY PAYABLE:

At December 31, 2005, the Company had a payable to its holding company in the amount of $80,000. The note is subject to the terms of the holding company's $500,000 line-of-credit with a major Chicago bank, that expires July 15, 2006. The line-of-credit is personally guaranteed by the managing members. Interest is payable monthly at the rate of 8.25%

NEXT GENERATION EQUITY RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 in 2005 and for the initial year ended December 31, 2004 shall not exceed 8 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of $180,138, which was $172,153 in excess of its required net capital of $7,985. At December 31, 2004, the Company had net capital of $227,342, which was $222,342 in excess of its required net capital of $5,000.

NOTE 5 - CUSTOMER CONCENTRATION:

Substantially all revenues earned during 2005 and 2004 are from one customer. All commission amounts receivable are from one customer at December 31, 2005 and 2004.

SUPPLEMENTARY INFORMATION

NEXT GENERATION EQUITY RESEARCH, LLC

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL:		
Total members' capital (Exhibit III)	$226,761	$263,916
Deductions:		
Non-allowable assets:		
Property and equipment - Net	32,676	20,691
Other assets	13,947	15,883
Total deductions	46,623	36,574
NET CAPITAL	180,138	227,342
MINIMUM NET CAPITAL REQUIREMENT	7,985	5,000
EXCESS NET CAPITAL	$172,153	$222,342
AGGREGATE INDEBTEDNESS		
Total liabilities	$119,773	$ 32,077
Ratio of aggregate indebtedness to net capital	.66 to 1.0	.14 to 1.0

Reconciliation with Company's computation (included in
Part II of Form X-17A-5 as of December 31)

NET CAPITAL (as reported in Company's Part II, Unaudited FOCUS report)	$180,138	$222,957
Audit adjustment to record reclassification of future year lease expense	-	4,385
NET CAPITAL (per above)	$180,138	$227,342

The accompanying notes are an integral part of this statement.

NEXT GENERATION EQUITY RESEARCH, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c-3-3

DECEMBER 31, 2005 AND 2004

The Company is not required to file the above schedules as it is exempt from
Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii) of the
rule and does not hold customers' monies or securities.

The accompanying notes are an integral part of this statement.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of Next Generation Equity Research, LLC

In planning and performing our audit of the financial statements of Next Generation Equity Research, LLC for the year ended December 31, 2005 and the initial period beginning January 6, 2004 through December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Procedure for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.



JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550
Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401

825 Green Bay Road, Suite 100
Wilmette, IL 60091
Phone 847 251 2010 Fax 847 251 2097

www.jrwaters.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2005 and the initial period ended December 31, 2004 and this report does not effect our report thereon dated February 17, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 17, 2006